UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-11155
WESTMORELAND COAL COMPANY

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, 9540 S. Maroon Circle, Suite 300, Englewood, CO 80112

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Westmoreland Coal Company, 9540 S. Maroon Circle, Suite 300, Englewood, CO 80112

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES' SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Audit Committee
Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan
Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the “Plan”), as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 and schedule of reportable transactions for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

June 29, 2017
Denver, Colorado

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

As of December 31, 2016 and 2015

	2016	2015
Investments at fair value:
Westmoreland common stock fund	$15,517,661	$5,145,684
Pooled separate accounts	63,807,429	42,965,153
Mutual funds	50,858,229	8,367,628
Guaranteed basis fund	17,029,460	1,718,369
Total investments at fair value	147,212,779	58,196,834

Investment in contracts at contract value	31,099,966	16,773,809

Receivables
Notes from participants	8,300,325	3,290,981
Employer contribution	233,524	315,516
Total receivables	8,533,849	3,606,497

Net assets available for benefits	$186,846,594	$78,577,140
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended December 31, 2016

Contributions:
Employer:
Westmoreland Coal Company common stock	$2,324,576
Cash	3,759,921
Total employer, net of forfeitures applied	6,084,497
Employee	7,713,504
Rollovers	319,291
Total contributions	14,117,292

Investment income:
Interest and dividends	870,781
Net appreciation of investments, including realized and unrealized gains and losses	20,504,025
Total investment income	21,374,806

Interest income from participant loans receivable	276,584

Deductions from net assets attributed to:
Distributions to participants	(24,643,884)
Administrative expenses, net of forfeitures	(147,793)
Total deductions	(24,791,677)

Increase in net assets available for benefits	10,977,005

Transfers in (see Note 2f)	97,292,449

Net assets available for benefits:
Beginning of year	78,577,140
End of year	$186,846,594
See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

a.	Basis of Financial Statement Presentation
The Westmoreland Coal Company and Subsidiaries Employees' Savings Plan, or the "Plan," established October 1, 1957 (as amended), is a defined contribution plan and is sponsored by Westmoreland Coal Company and its subsidiaries (the "Company" or "Employer").
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reporting period. Actual results could differ significantly from those estimates.

b.	Investments
Westmoreland common stock is recorded at quoted market values.
Pooled separate accounts are valued at net asset value of units held by the Plan at year-end at NAV which is the practical expedient based on the quoted market prices of the securities underlying the investments. There are no unfunded commitments, and the units may be deemed on a daily basis.
Mutual funds are recorded at quoted market values.
As described in guidance issued by the Financial Accounting Standards Board, or "FASB," fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the "Plan."
Guaranteed basis funds are recorded at the greater of fair value based on quoted market prices of the securities underlying the accounts or basis.
The Plan has entered into a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company ("Prudential"). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings or losses, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 1b, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.
As of December 31, 2016 and 2015, the contract value of the investment in the Guaranteed Income Fund amounted to $31,099,966 and $16,773,809, respectively. There are not events that could limit the ability of the Plan to transact at contract value. In addition, there are not events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different from contract value.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the Plan year-end are not reflected in the accompanying financial statements. See Note 4 for discussion of fair value measurements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

c.	Distributions to Participants
Distributions to participants are recorded when paid.

d.	Significant Accounting and Reporting Matters
In May 2015, the FASB issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendment applies to reporting entities that elect to measure the fair value of an investment using the net asset value ("NAV") per share (or its equivalent) practical expedient. The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendment is effective for all plan years beginning after December 15, 2015. Entities should apply the amendment in this update retrospectively to all periods presented. As the Plan measures certain assets using the NAV practical expedient, upon adoption of ASU No. 2015-07, the fair value of these plan assets was removed from the fair value hierarchy in all periods presented in the Plan financial statements. The Plan will continue to disclose information on these investments for which fair value is measured at NAV as a practical expedient.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. The amendments are effective for all plan years beginning after December 15, 2015. Earlier application of any or all of the three parts is permitted. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. A plan will continue to provide disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Part II eliminates the current generally accepted accounting principles requirements for plans to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type for both participant-directed investments and non-participant-directed investments. The net appreciation or depreciation in investments for the period is still required to be presented in the aggregate but would no longer be required to be disaggregated and disclosed by general type. Part II also requires that investments (both participant-directed and non-participant-directed investments) of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways.
Currently under Accounting Standards Codification ("ASC") Topic 820, classes of assets are grouped and disclosed on the basis of nature, characteristics, and risks, and under FASB ASC Topics 960, 962, and 965, classes of assets are grouped and disclosed on the basis of general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in FASB ASC Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment's strategy would no longer be required. The amendments in Part II should be applied retrospectively for all financial statements presented. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts (for example, a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end.
The Company adopted this standard as of December 31, 2015 and retrospectively applied its guidance in all applicable instances.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

2.	Description of Plan
The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.	General
The Plan is administered by a retirement benefits committee, which is appointed by the Compensation and Benefits Committee of the Company's Board. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants. The Company has a revenue sharing agreement with Prudential which allows administrative expenses to be paid from plan asset appreciation. During 2016, revenue sharing covered $98,666 of administrative expenses.
All active employees who work 1,000 hours or more, are not leased employees, nonresident aliens or subject to collective bargaining agreements, unless specifically negotiated, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan and the Westmoreland Savage Corporation Union ("WSC Union") plan have elected a safe harbor 401(k) plan under the Internal Revenue Code, or "IRC." As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m). The Dakota Westmoreland Corporation Union ("DWC Union") plan does not qualify.
In July 2015, subplan IV's fourth amendment restricted leased employees and employees working less than 1,000 hours per year from participating in the Plan for the Westmoreland Kemmerer Inc. Union ("WKI Union") employees.
Effective January 2013, the Plan froze the after-tax contribution for future contributions and maintained the after-tax contributions accounts for any previous contributions. This is exclusive of the Roth contributions.
Effective January 2015, the Plan's tenth amendment modified the way new inexperienced miners make contributions to the Plan.
Effective January 1, 2017, the Plan was amended and restated. As part of the restatement process, the San Juan Coal Company Salaried 401(k) Plan was merged into the Plan effective December 31, 2016 (see Note 2f). The January 1, 2017 Plan incorporates all amendments and restatements since the Plan was last amended and restated and makes other necessary and desirable changes as permitted by law.

b.	Contributions
Participants may contribute between 1% and 75% of their eligible compensation. The participant's maximum pre-tax contribution is limited by the IRC to $18,000 in calendar years 2016 and 2015. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $6,000 in calendar years 2016 and 2015.
The Plan offers both automatic enrollment of new employees who do not elect or opt out of the plan and an annual escalation feature of 1% per year up to 6%. Effective January 1, 2014, the auto enrollment for new non-union employees started at 6%.  The auto enrollment for DWC Union and WSC Union employees remains at 3%. The WKI Union plan does not include these features.
The Company matches all non-bargained employees' contributions 100% up to a maximum of 4% of their eligible compensation as defined within the plan. In addition, the Company makes a yearly 2% special employer contribution to employees that had at least 15 years of service as of December 31, 2009, have at least 1,000 hours of service per year and are active employees on December 31 of the Plan year for which the contribution is made. Contributions will be made after the end of the Plan year to which the contributions apply, but only through the Plan year ending December 31, 2018. Contributions were made partially in Westmoreland common stock and partially in cash for the year ended December 31, 2016.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

The Plan matches the DWC Union employees' contributions 50% for each dollar contributed up to a maximum of 6% of pay, the WSC Union employees' contributions 100% for each dollar contributed up to a maximum of 4% of pay and there is no match for the WKI Union employees. WKI Union employees hired on or after May 1, 2012 are eligible for a special employer contribution referred to as an "enhanced premium contribution" and/or a "supplemental pension contribution" where the Company contributes the following to the Plan:

Period	Amount per Hour Worked
2012 (beginning May 1, 2012) through 2013	$2.00
2014 through 2018	$3.00

Participants can direct their contributions to invest in any combination of available investments within the Plan. The employer match will be contributed in either cash or Westmoreland common stock, at the Company's discretion. Participants can redirect employer-matching contributions made in Westmoreland common stock at any time to invest in any combination of available investments.
The Plan has a Roth 401(k) feature which allows after-tax contribution dollars to be eligible for tax-free investment earnings if the distribution is qualified. Roth 401(k) contributions and regular contributions are combined for purposes of the IRS annual deferral limit. After tax contributions are also allowed in the Plan and their earnings would be taxed upon distribution.
The Company will make true‑up matching contributions to participants' accounts on an annual basis. True‑up matching contributions are additional contributions made at the end of each Plan year to apply the safe harbor matching contributions based on annual compensation which may result in additional contributions.

c.	Participant Accounts
Each participant's account is credited or charged with the participant's contribution and allocation of the Company's contribution and plan expenses and earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d.	Distributions
On termination of service due to death, disability, or attaining retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

e.	Vesting
Vesting of the Company's matching contribution for participants is based on years of continuous service. A participant is 50% vested after one year and 100% vested after two years.

f.	Transfers In
Oxford Plan Asset Transfer and Employee Addition
As a result of the Company's acquisition of the Oxford Resources GP, LLC, the general partner of Oxford Resources Partners, LP on December 31, 2014, $21.1 million in assets were transferred into Westmoreland's Plan on January 1, 2016. The acquired company was named Westmoreland Resource Partners, LP and, during the first part of 2016, 376 employees became eligible to contribute to the Plan.
Buckingham Plan Asset Transfer
As a result of the Company's acquisition of the Buckingham Coal Company, LLC, an Ohio-based coal supplier, on January 1, 2015, $16.0 million in assets were transferred into Westmoreland's Plan on January 1, 2016.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

San Juan Plan Asset Transfer
As a result of the Company's acquisition of the San Juan Coal Company which operates the San Juan mine in Farmington, New Mexico, and San Juan Transportation Company on January 31, 2016, $28.4 million in assets were transferred into Westmoreland's Plan on February 1, 2016 for the San Juan hourly employees' 401(k) plan and $28.8 million in assets were transferred in effective December 31, 2016 for the San Juan salary employees' 401(k) plan.
Loan Takeovers
As a result of the Company's aforementioned acquisitions, $3.0 million in employee loans were taken over by the Plan during 2016.

3.	Notes Receivable from Participants
Participants may request two loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant's account balance up to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant's account. Participants may have only two loans outstanding at any one time as of December 31, 2016. Beginning January 1, 2017, participants may only have one loan outstanding at a time. Outstanding loan balances as of December 31, 2016 and 2015 were $8,300,325 and $3,290,981, respectively. The interest rates on loans outstanding at December 31, 2016 range from 4.25% to 8.75% and maturity dates range from January 2017 to November 2042.

4.	Fair Value Accounting
The FASB issued guidance that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
There were no changes to the valuation techniques used during the period.
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2016 and 2015. We had no Level 3 assets measured at fair value.
The following assets are measured at fair value on a recurring basis at December 31, 2016:

Description	Level 1	Level 2	Total
Assets measured at fair value
Mutual funds	$50,858,229	$—	$50,858,229
Guaranteed basis fund	—	17,029,460	17,029,460
Company stock	15,517,661	—	15,517,661
Total of assets at fair value	$66,375,890	$17,029,460	$83,405,350
Assets measured at net asset value
Pooled separate accounts			$63,807,429
Total value of asset held			$147,212,779

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

The following assets are measured at fair value on a recurring basis at December 31, 2015:

Description	Level 1	Level 2	Total
Assets measured at fair value
Mutual funds	$8,367,628	$—	$8,367,628
Guaranteed basis fund	—	1,718,369	1,718,369
Company stock	5,145,684	—	5,145,684
Total of assets at fair value	$13,513,312	$1,718,369	$15,231,681
Assets measured at net asset value
Pooled separate accounts			$42,965,153
Total value of asset held			$58,196,834

5.	Income Taxes
The Plan obtained its latest determination letter dated June 16, 2017, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the IRC and, therefore, is exempt from federal income taxes. The Plan has not been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
The FASB issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements or taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Therefore, no provision or liability for income taxes has been included in the financial statements.

6.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts. The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7.	Investments
Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed and participants can make the investment decision related to holding this stock. This fund provided the participant the option to invest in Westmoreland Coal Company common stock. Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 878,193 and 875,116 shares of Westmoreland common stock at December 31, 2016 and 2015, respectively. The market value of the stock on these dates was $17.67 and $5.88 per share, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

8.	Non-participant-Directed Investments
Changes in non-participant-directed investments for the year ended December 31, 2016 are as follows:

Westmoreland Common Stock Fund
Net assets available for benefits at December 31, 2015	$5,145,684
Additions (deductions) to net assets attributed to:
Company contributions	2,324,576
Employee contributions	98,521
Employee rollover contributions	50,910
Investment income (loss):
Interest and dividends	7,583
Net appreciation of investments, including realized and unrealized gains and losses	11,717,474
Distributions to participants	(1,782,936)
Administrative expenses	(9,761)
Participant directed common stock transfers	(2,404,856)
Transfers in from San Juan Salaried 401(k) at December 31, 2016	370,466
Increase in net assets available for benefits	10,371,977
Net assets available for benefits at December 31, 2016	$15,517,661

9.	Forfeitures
Forfeitures due to a participant's withdrawal prior to full vesting of employer contributions may be applied to employer contributions or used to offset administrative expenses. Forfeitures used to offset administrative expenses and employer contributions for the year ended December 31, 2016 was $7,783. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $86,170 and $19,276, respectively. In March 2017, forfeitures were used to pay $57,758 of employer contributions receivable related to the Plan year ended December 31, 2016.

10.	Risks and Uncertainties
The Plan provides for various investment options in pooled separate accounts, mutual funds, stock funds, a guaranteed income fund and a guaranteed basis fund. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect amounts presented in the statements of net assets available for benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan provides the participants the ability to invest in various pooled separate accounts and mutual funds which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, foreign investments, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan's net assets available for benefits to change due to this concentration. As of December 31, 2016 and 2015, two different investments accounted for 31.3% and 36.6% of the total investment balance respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS CONTINUED

11.	Related Party Transactions
The Plan invests in certain pooled separate accounts, mutual funds, a guaranteed income fund, a guaranteed basis fund and the Company's common stock managed by Prudential, the Plan's trustee; therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from prohibited transaction regulations.
The Plan provides for loans to participants. These transactions qualify as party-in-interest and are exempt from prohibited transaction regulations.

12.	Subsequent Events
The Company has evaluated subsequent events related to the Plan through the auditors' report date, which is the date the financial statements were available for issuance. Except for the Plan amendment disclosed in Note 2, no additional disclosure is warranted.
WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES' SAVINGS PLAN
Schedule 1
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 23-1128670
Plan #001
December 31, 2016

Identity of issuer, borrower, or other similar party	Fair Value
Equity securities:
* Westmoreland Common Stock, 878,193 shares	$15,517,661

Pooled separate accounts:
* S&P 500 Index Fund	6,089,636
* Large Cap Growth/JP Morgan Investment Management Fund	16,938,427
* Mid Cap Value/Robeco Boston Fund	5,337,029
* Small Cap Growth/Times Square Fund	6,430,425
* Small Cap Value/TBCAM Fund	5,132,246
* Janus Adviser Balanced Fund	8,553,720
* Core Plus Bond/PGIM Fund	14,525,105
* Core Bond Enhanced Index Fund	800,841
63,807,429
Mutual funds:
* Europacific Growth Fund	24,655,237
* Dreyfus Mid Cap Index Fund	1,632,170
* Dreyfus International Stock Index Fund	441,011
* Dreyfus Small Cap Index Fund	1,805,742
* Eagle Mid Cap Growth Index Fund	5,539,134
* Investment Diversified Index Fund	16,784,935
50,858,229
Guaranteed basis fund:
* Prudential Income Flex Target Easy Path Balanced Funds	17,029,460

Total investments at fair value	147,212,779

Investments in contracts at contract value:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed income fund	31,099,966

* Participant loans (interest rates ranging from 4.25% to 8.75% and maturity dates range from January 2017 to November 2042) collateralized by participants' vested account balances	8,300,325

Total	$186,613,070
* Denotes party-in-interest
Note: Information on cost of investments is excluded for participant-directed investments.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES' SAVINGS PLAN
Schedule 2
Schedule H, Line 4j - Schedule of Reportable Transactions
EIN: 23-1128670
Plan #001
Year Ended December 31, 2016

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Individual transactions in excess of 5% of plan assets:
Prudential Investments	Mc Gr/Waddell & Reed Fund	$—	$4,646,966	$—	$—	$4,029,215	$4,646,966	$617,752
Prudential Investments	Pru Day One Ifx Targ Bal	5,508,779	—	—	—	5,508,779	5,508,779	—
Prudential Investments	Sa/T Rowe Pr Eq Inc Strat	—	13,624,145	—	—	12,369,069	13,624,145	1,255,076
Prudential Investments	Prugov Money Market Fd A	34,385,972	—	—	—	34,385,972	34,385,972	—
Prudential Investments	Prugov Money Market Fd A	—	13,240,551	—	—	13,240,551	13,240,551	—
Prudential Investments	Prugov Money Market Fd A	—	21,145,422	—	—	21,145,422	21,145,422	—
Prudential Investments	Prugov Money Market Fd A	27,177,148	—	—	—	27,177,148	27,177,148	—
Prudential Investments	Prugov Money Market Fd A	—	27,177,148	—	—	27,177,148	27,177,148	—
Prudential Investments	Eagle Mid Cap Growth R5	4,642,969	—	—	—	4,642,969	4,642,969	—
Prudential Investments	Amer:Europacific Grow R4	6,223,798	—	—	—	6,223,798	6,223,798	—
Prudential Investments	Inves Diversified Div Y	13,611,066	—	—	—	13,611,066	13,611,066	—
Series of non-securities transactions in excess of 5% of plan assets:
Prudential Investments	Guaranteed Income Fund	$15,067,531	$—	$—	$—	$15,067,531	$15,067,531	$—
Prudential Investments	Guaranteed Income Fund	—	4,970,294	—	—	1,665	4,970,294	—
Prudential Investments	Guaranteed Income Fund	390,798	—	—	—	390,798	390,798	—
Series of securities transactions in excess of 5% of plan assets:
Prudential Investments	Large Cap Grow/JP Morgan	$9,482,202	$—	$—	$—	$9,482,202	$9,482,202	$—
Prudential Investments	Mc Gr/Waddell & Reed Fund	—	5,010,130	—	—	4,359,609	5,010,130	650,521
Prudential Investments	Core Plus Bond/Pgim Fund	9,326,844	—	—	—	9,326,844	9,326,844	—
Prudential Investments	Pru Day One IFX Targ Bal	12,399,808	—	—	—	12,399,808	12,399,808	—
Prudential Investments	Sa/T Rowe Pr Eq Inc Strat	8,471,746	—	—	—	8,471,746	8,471,746	—
Prudential Investments	Sa/T Rowe Pr Eq Inc Strat	—	14,641,991	—	—	13,345,257	14,641,991	1,296,734
Prudential Investments	Prugov Money Market Fd A	62,845,208	—	—	—	62,845,208	62,845,208	—
Prudential Investments	Prugov Money Market Fd A	—	62,845,208	—	—	62,845,208	62,845,208	—
Prudential Investments	Eagle Mid Cap Growth R5	5,094,148	—	—	—	5,094,148	5,094,148	—
Prudential Investments	Amer:Europacific Grow R4	16,582,491	—	—	—	16,582,491	16,582,491	—
Prudential Investments	Inves Diversified Div Y	15,037,248	—	—	—	15,037,248	15,037,248	—
Prudential Investments	Westmoreland Coal Com	—	4,656,752	—	—	4,917,660	4,656,752	(260,907)
Securities transactions related to individual transactions in excess of 5% of plan assets: None of the securities transactions exceeded the threshold amounts

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees' Savings Plan

Date:	June 29, 2017	/s/ Katie Miles-Ley
Katie Miles-Ley
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm